Exhibit 4.30

December 10, 2018

VIA FEDERAL EXPRESS

Contract Manager

Prometic Plasma Resources, Inc.

440, Boulevard Armand-Frappier, Suite 300

Laval, Quebec H7V 4B4 Canada

Ref.: Notice of Assignment of Plasma Purchase Agreement between Prometic Plasma Resources, Inc. (“Prometic”) and Biotest Pharmaceuticals Corporation (“BPC”) effective as of June 26, 2017

Dear Sir,

Following the acquisition by Grifols Group of certain plasma donation centers in the United States operated by Biotest Pharmaceuticals Corporation (“BPC”), it has been agreed, at a Group level, to implement certain internal changes in order to further develop our commercial operations while assuring the same level of standards and care in our supplying services.

For the above purposes, we hereby notify you that BPC will be assigning its rights and obligations under the above-referred agreement, and any related agreements or amendments, to its affiliated company under common ownership and control Grifols Worldwide Operations Limited (“GWWO”), with address at Grange Castle Business Park, Grange Castle, Clondalkin Dublin 22, Ireland.

Under the assignment, all terms and conditions of such agreement would remain unchanged and in full force and effect, and GWWO shall assume all rights, liabilities, and obligations under the agreement.

Please note that such assignment will be effective as of 1 January 2019.

You will shortly receive a follow-up communication from GWWO explaining, among others, where to send orders and make payments. However, please note that this assignment does not imply, in any case, a modification of the contact person with whom you have been working up to date, who will remain the same.

Should you have any additional questions or need clarification on this process, please feel free to contact us or Debra Woodbury at dwoodbury@biotestoharma.com; 561-569-3086.

Sincerely yours,

Biotest Pharmaceuticals Corporation /s/ Ileana Carlisle Name: Ileana Carlisle Title: CEO	Grifols Worldwide Operations Limited /s/ Alfredo Arroyo Name: Alfredo Arroyo Title: CFO

cc: Legal Departments, Prometic Plasma Resources, Inc., 440, Boulevard Armand-Frappier, Suite 300 Laval, Quebec H7V 4B4 Canada